Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED June 30, 2018

Gurgaon, India and New York, August 17, 2018 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended June 30, 2018.

“We delivered another quarter of robust growth while also delivering a meaningful reduction in our Adjusted EBITDA loss through a combination of efficiency in our consumer promotions and reduction in our operating costs. The integration of Air Travel Bureau Limited (“ATB”) continues on track and we are beginning to realize the initial cost synergies, the full impact of which will be reflected in  subsequent quarters. The macro environment of the Indian aviation industry is facing some headwinds on account of rising oil prices and weakening currency; however, we remain confident that our multi-channel approach will enable us to deliver over 20% growth in Adjusted revenue in the current year as well, with a meaningful improvement in our Adjusted EBITDA.” - Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended June 30, 2018, include 100% of the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

Financial and operating highlights for the three months ended June 30, 2018:

•                 Revenue reached INR 2.8 billion (USD 0.04 billion).

•                 Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) reached INR 28.4 billion (USD 0.4 billion) representing YOY growth of 37.1%.

•                 Adjusted Revenue(1) increased to INR 2,040.3 million (USD 29.8 million), representing an increase of 24.8%. Adjusted Revenue represents revenue less service costs.

•                 Adjusted Revenue(1) from Hotels and Packages increased to INR 528.1 million (USD 7.7 million), representing an increase of 20.5% YOY.

•                 Standalone Hotel Room Nights Booked during the quarter were 0.6 million, representing an increase of 23.5% YOY.

•                 Adjusted Revenue (1) from Air Ticketing increased to INR 1,254.7 million (USD 18.3 million), an increase of 18.0% YOY.

•                 Gross Air Passengers Booked were 2.4 million representing YOY growth of 26.3%.

•                 Adjusted EBITDA (2) Loss of INR 407.2 million (USD 5.9 million) representing a YOY decrease of 33.3%.

•                 Loss for the period of INR 311.7 million (USD 4.6 million).

	Three months ended June 30,
	2017	2018	2018	YOY Change
	INR	INR	USD	%
(In thousands except percentages)
Financial Summary as per IFRS
Revenue	3,027,071	2,839,701	41,479
Results from operations	(970,580)	(705,381)	(10,304)
Loss for the period	(3,125,933)	(311,744)	(4,553)
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,634,421	2,040,275	29,802	24.8%
Air Ticketing	1,063,288	1,254,656	18,327	18.0%
Hotels and Packages	438,462	528,131	7,714	20.5%
Others (Including Other Income)	132,671	257,488	3,761	94.1%
Adjusted EBITDA (2)	(610,351)	(407,181)	(5,948)	33.3%
Operating Metrics
Gross Bookings (3)	20,726,975	28,426,106	415,222	37.1%
Air Ticketing	17,355,888	24,340,003	355,536	40.2%
Hotels and Packages	3,371,087	4,086,103	59,686	21.2%
Net Revenue Margin% (4)
Air Ticketing	6.1%	5.2%
Hotels and Packages	13.0%	12.9%
Quantitative details (5)
Air Passengers Booked	1,873	2,366		26.3%
Stand-alone Hotel Room Nights Booked	469	579		23.5%
Packages Passengers Travelled	54	50		(6.6)%

	Unaudited Pro Forma comparison Three months ended June 30,
	2017	2018	YOY Change	Pro Forma 2017*	Pro Forma 2018*	YOY Change
	INR	INR	%	INR	INR	%
(in thousands except percentages)
Adjusted Revenue(1)	1,634,421	2,040,275	24.8%	848,211	1,303,110	53.6%
Air Ticketing	1,063,288	1,254,656	18.0%	627,087	868,127	38.4%
Hotels and Packages	438,462	528,131	20.5%	139,764	205,317	46.9%
Others (Including Other Income)	132,671	257,488	94.1%	81,360	229,666	182.3%

* Pro Forma figures are after the adjustments required under the new revenue recognition standard IFRS 15 adopted since April 1, 2018. Also See section “Certain Non-IFRS Measures”

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that had been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See section “Certain Non-IFRS Measures.”

(2)         See section “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of June 30, 2018, 45,078,777 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2018, the unaudited interim condensed consolidated statement of financial position as of June 30, 2018, the unaudited interim condensed consolidated statement of cash flows for three months ended June 30, 2018 and discussion of the results of the three months ended June 30, 2018 compared with three months ended June 30, 2017, were converted into U.S. dollars at the exchange rate of 68.46 INR per USD, which is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure:

Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on the consolidated results except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from certain marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and, accordingly, the comparative information has not been restated.

Change in Non-IFRS Financial Measure

As of the end of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue Less Service Costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see “— Certain Non-IFRS Measures” elsewhere in this release.

Results of Three Months Ended June 30, 2018 Compared to Three Months Ended June 30, 2017

Yatra Online, Inc.’s financial and operating results for the three months ended June 30, 2018 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017. Accordingly, the reported results for the three months ended June 30, 2018, which include the impact of the consolidation of ATB, may not be comparable with the reported results for the three months ended June 30, 2017, which did not include the impact of the consolidation of ATB.

Revenue.  We generated revenue of INR 2,839.7 million (USD 41.5 million) in the three months ended June 30, 2018, a decrease of 6.2% compared with INR 3,027.1 million (USD 44.2 million) in three months ended June 30, 2017, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method and, accordingly, the comparative information has not been restated.

Service Cost.  Our service cost increased to INR 1,621.1 million (USD 23.7 million) in the three months ended June 30, 2018 from INR 1,394.9 million (USD 20.4 million) in the three months ended June 30, 2017 due to an increase in our sale of hotel packages.

Adjusted Revenue(1)  Our Adjusted Revenue increased by 24.8% to INR 2,040.3 million (USD 29.8 million) in the three months ended June 30, 2018 from INR 1,634.4 million (USD 23.9 million) in the three months ended June 30, 2017. In the quarter ended June 30, 2018, Adjusted Revenue includes the add-back of INR 737.1 million (USD 10.8 million) of expenses in the nature of consumer promotion and loyalty program costs reduced from revenue. We also recorded a reduction of revenue of INR 22.9 million (USD 0.33 million), which was related to the timing and recognition of revenue required by IFRS 15. Without considering the impact of this reduction in revenue, our Adjusted Revenue would have been INR 2,063.2 million (USD 30.1 million) for the three months ended June 30, 2018 as compared to INR 1,634.4 million (USD 23.9 million). These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be subtracted from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 18.0% in our Adjusted Revenue from Air Ticketing along with an increase of 20.5% in our Adjusted Revenue from Hotels and Packages, both of which include the impact of the consolidation of ATB, which was largely an Air-centric business, in the second quarter of 2018.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure). For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

Amount in INR thousands (Unaudited)	Air ticketing		Hotels and Packages		Others		Total
	Three months ended June 30,
	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,063,288	868,127	1,833,337	1,826,386	130,446	145,188	3,027,071	2,839,701
Add: Customer promotional expenses	-	386,529	-	322,814	-	27,822	-	737,165
Service Cost	-	-	(1,394,875)	(1,621,069)	-	-	(1,394,875)	(1,621,069)
Other Income	-	-	-	-	-	-	2,225	84,478
Adjusted Revenue	1,063,288	1,254,656	438,462	528,131	130,446	173,010	1,634,421	2,040,275

Air Ticketing. Revenue from our Air Ticketing business was INR 868.1 million (USD 12.7 million) in the three months ended June 30, 2018 against INR 1,063.3 million (USD 15.5 million) in the three months ended June 30, 2017.

Adjusted Revenue from our Air Ticketing business increased to INR 1,254.7 million (USD 18.3 million) in the three months ended June 30, 2018 against INR 1,063.3 million (USD 15.5 million) in the three months ended June 30, 2017. In the quarter ended June 30, 2018, Adjusted Revenue for Air Ticketing includes the addition of INR 386.5 (USD 5.6 million) of consumer promotion and loyalty program costs reduced from revenue as per IFRS 15. This growth was driven by an increase in gross bookings of 40.2% to INR 24.3 billion (USD 0.4 billion) in the three months ended June 30, 2018, including the impact of consolidation of ATB, as compared to INR 17.4 billion (USD 0.3 billion) in the three months ended June 30, 2017.

Our Net Revenue Margin in the current year decreased to 5.2%, including the impact of consolidation of ATB, from 6.1% for the corresponding period last year due to a change in business mix in favour of B2E business. The B2E business has lower Net Revenue Margin, however, results in improved contributions compared to the B2C business given its insignificant marketing and payment gateway costs. Also, average ticket price increased year-over-year during the quarter ended June 30, 2018, resulting in lower Net Revenue Margins since part of the revenue generated by us is fixed in absolute terms.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,826.7 million (USD 26.7 million) in the three months ended June 30, 2018 against INR 1,833.3 million (USD 24.8 million) in the three months ended June 30, 2017.

Adjusted Revenue for this segment increased by 20.5% to INR 528.1 million (USD 7.7 million) in the three months ended June 30, 2018 from INR 438.5 million (USD 6.4 million) in the three months ended June 30, 2017. In the quarter ended June 30, 2018, Adjusted Revenue for Hotels & Packages includes the add back of INR 322.8 (USD 4.7) million of customer promotional expenses reduced from revenue as per IFRS 15. This growth was due to a 21.2% year-over-year increase in our Gross Bookings to INR 4,086.1 million (USD 59.7 million), including the negligible impact of consolidation of ATB, primarily due to a change in business mix.

Other Revenue.  Our other revenue was INR 145.1 million (USD 2.1 million) in the three months ended June 30, 2018, an increase from INR 130.4 million (USD 1.9 million) in the three months ended June 30, 2017.

Adjusted Revenue for this segment increased by 32.6% to INR 173.0 million (USD 2.5 million) in the three months ended June 30, 2018 from INR 130.4 million (USD 1.9 million) in the three months ended June 30, 2017. In the quarter ended June 30, 2018, Adjusted Revenue includes add back of INR 27.8 million (USD 0.4 million) of consumer promotion expenses subtracted from revenue as per IFRS 15. This increase was primarily due to increases in advertisement and alliances income, increases in bus and train bookings and the impact of consolidation of ATB.

Other Income.  Our other income increased to INR 84.5 million (USD 1.2 million) in the three months ended June 30, 2018 from INR 2.2 million (USD 0.03 million) in the three months ended June 30, 2017. This increase was primarily due to the Indian government grant received by the Company through the “Service Exports from India Scheme”.

Personnel Expenses.  Our personnel expenses increased by 8.5% to INR 786.3 million (USD 11.5 million) in the three months ended June 30, 2018 from INR 724.9 million (USD 10.6 million) in the three months ended June 30, 2017. This increase was primarily due to consolidation of ATB and was partially offset by a decrease in employee share-based payment expenses to INR 166.2 (USD 2.4) million in the three months ended June 30, 2018 from INR 271.5 million (USD 4.0 million) in the three months ended June 30, 2017.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 75.2% to INR 286.5 million (USD 4.2 million) in the three months ended June 30, 2018 from INR 1,153.0 million (USD 16.8 million) in the three months ended June 30, 2017, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been subtracted from Revenue per IFRS 15, our marketing spend would have been INR 1,022.3 million (USD 14.9 million), 11.3% lower year-over-over for the quarter, which reflects the increasing efficiency of our marketing and sales promotion expenses on increasing gross bookings.

Other Operating Expenses.  Other operating expenses increased by 25.9% to INR 803.7 million (USD 11.7 million) in the three months ended June 30, 2018 from INR 638.4 million (USD 9.3 million) in the three months ended June 30, 2017 primarily due to the impact of consolidation of ATB and increases in payment gateway expense and commission, both due to increase in business volume.

Adjusted EBITDA loss(1). Based on the forgoing factors and operating efficiencies, adjusted EBITDA loss has reduced by INR 203.2 million (USD 3.0 million) to INR 407.2 million (USD 5.95 million) in the three months ended June 30, 2018 from INR 610.4 million (USD 8.9 million) in the three months ended June 30, 2017.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 48.9% to INR 132 million (USD 1.9 million) in the three months ended June 30, 2018 from INR 88.7 million (USD 1.3 million) in the three months ended June 30, 2017 primarily as a result of an increase in amortization expense and the impact of consolidation of ATB.

Results from Operations.  As a result of the foregoing factors, our result from operating activities was a loss of INR 705.4 million (USD 10.3 million) in the three months ended June 30, 2018. Our loss for the three months ended June 30, 2017 was INR 970.6 million (USD 14.2 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been INR 539.2 million (USD 7.9 million) for three months ended June 30, 2018 as compared to INR 699.0 million (USD 10.2 million) for three months ended June 30, 2017.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 3.6 million (USD 0.1 million) in the three months ended June 30, 2018 from INR 1.6 million (USD 0.02 million) in the three months ended June 30, 2017.

Finance Income. Our finance income decreased to INR 6.2 million (USD 0.1 million) in the three months ended June 30, 2018 from INR 50.6 million (USD 0.7 million) in the three months ended June 30, 2017. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 45.1 million (USD 0.7 million) in the three months ended June 30, 2018 as compared to INR 11.7 million (USD 0.2 million) in the three months ended June 30, 2017. The increase was mainly due to an increase in interest on borrowings due to a new debt facility and the impact of consolidation of ATB.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 437.2 million (USD 6.4 million).

Income Tax Expense.  Our income tax expense during the three months ended June 30, 2018 was INR 1.0 million (USD 0.01 million) compared to an expense of INR 12.6 million (USD 0.2 million) during the three months ended June 30, 2017. This was primarily due to lower taxable income in some of our subsidiaries and the impact of consolidation of ATB.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2018 was INR 311.7 million (USD 4.6 million) as compared to a loss of INR 3,125.9 million (USD 45.7 million) in the three months ended June 30, 2017. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 582.8 million (USD 8.5 million) for three months ended June 30, 2018 and INR 674.3 million (USD 9.8 million) for three months ended June 30, 2017.

Basic Loss per Share. Basic loss per share was INR 8.41 (USD 0.12) in the three months ended June 30, 2018 as compared to basic loss per share of INR 91.86 (USD 1.34) in the three months ended June 30, 2017. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share would have been INR 16.09 (USD 0.23) in the three months ended June 30, 2018 as compared to INR 19.57 (USD 0.29) in the three months ended June 30, 2017.

Diluted Loss per Share. Diluted loss per share was INR 8.56 (USD 0.13) in the three months ended June 30, 2018 as compared to basic loss per share of INR 91.86 (USD 1.34) in the three months ended June 30, 2017. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 16.00 (USD 0.23) in the three months ended June 30, 2018 as compared to INR 19.57 (USD 0.29) in the three months ended June 30, 2017.

Liquidity. As of June 30, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 5,889.8 million (USD 86.0 million) as compared to INR 3,477.2 million (USD 50.8  million) as on March 31, 2018.

(1)         See the section below titled “Certain Non-IFRS Measures.”

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended June 30, 2018 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on August 17, 2018. To participate, please use US/International dial-in number: +1(323)794-2093. Thereafter, callers will be prompted to enter the Conference ID: 9646979 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. These non-IFRS financial measures exclude employee share-based compensation cost, depreciation and amortization and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Our non-IFRS financial measures reflect adjustments based on the following:

•                  Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                  Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc. and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Diluted Loss Per Share.

The following table reconciles our Loss for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)

Amount in INR thousands

	Three months ended June 30,
	2017	2018
Loss for the period as per IFRS	(3,125,933)	(311,744)
Employee share-based compensation costs	271,545	166,190
Depreciation & amortization	88,684	132,010
Share of loss of joint venture	1,554	3,639
Finance income	(50,574)	(6,161)
Finance costs	11,726	45,069
Change in fair value of warrants	2,180,085	(437,231)
Tax expense	12,562	1,047
Adjusted EBITDA (Loss)	(610,351)	(407,181)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)

Amount in INR thousands

	Three months ended June 30,
	2017	2018
Results from operations (as per IFRS)	(970,580)	(705,381)
Employee share-based compensation costs	271,545	166,190
Adjusted Results from Operations	(699,035)	(539,191)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)

Amount in INR thousands

	Three months ended June 30,
	2017	2018
Loss for the period (as per IFRS)	(3,125,933)	(311,744)
Employee share-based compensation costs	271,545	166,190
Net change in fair value of warrants	2,180,085	(437,231)
Adjusted Loss for the Period	(674,304)	(582,785)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended June 30,
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	2017	2018
Basic Loss per share (as per IFRS)	(91.86)	(8.41)
Employee share-based compensation costs	7.88	4.58
Net change in fair value of warrants	64.41	(12.26)
Adjusted Basic Loss Per Share	(19.57)	(16.09)

Reconciliation of Adjusted Diluted Loss

(Per Share) (unaudited)

	Three months ended June 30,
	2017	2018
Diluted Loss per share (as per IFRS)	(91.86)	(8.56)
Employee share-based compensation costs	7.88	4.57
Net change in fair value of warrants	64.41	(12.01)
Adjusted Diluted Loss Per Share	(19.57)	(16.00)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

	Air ticketing		Hotels and Packages		Others		Total
Amount in INR thousands	Three months ended June 30,
(Unaudited)	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,063,288	868,127	1,833,337	1,826,386	130,446	145,188	3,027,071	2,839,701
Add: Customer promotional expenses	-	386,529	-	322,814	-	27,822	-	737,165
Service cost	-	-	(1,394,875)	(1,621,069)	-	-	(1,394,875)	(1,621,069)
Other Income	-	-	-	-	-	-	2,225	84,478
Adjusted Revenue	1,063,288	1,254,656	438,462	528,131	130,446	173,010	1,634,421	2,040,275

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 95,000 hotels and homestays in India and over 800,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2018

(Amounts in thousands, except per share data and number of shares)

	June 30,
	2017	2018
	INR	INR	USD

Revenue
Rendering of services	2,917,520	2,700,017	39,439
Other revenue	109,551	139,684	2,040
Total revenue	3,027,071	2,839,701	41,479
Other income	2,225	84,478	1,234

Service cost	1,394,875	1,621,069	23,679
Personnel expenses	724,938	786,306	11,486
Marketing and sales promotion expenses	1,152,952	286,491	4,185
Other operating expenses	638,427	803,684	11,739
Depreciation and amortization	88,684	132,010	1,928
Results from operations	(970,580)	(705,381)	(10,304)

Share of loss of joint venture	(1,554)	(3,639)	(53)
Finance income	50,574	6,161	90
Finance cost	(11,726)	(45,069)	(658)
Change in fair value of warrants - (loss)/ gain	(2,180,085)	437,231	6,387
Loss before taxes	(3,113,371)	(310,697)	(4,538)
Tax expense	(12,562)	(1,047)	(15)
Loss for the period	(3,125,933)	(311,744)	(4,553)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	(10,121)	(500)	(7)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	(8,642)	(80,431)	(1,175)
Other comprehensive loss for the period, net of tax	(18,763)	(80,931)	(1,182)
Total comprehensive loss for the period, net of tax	(3,144,696)	(392,675)	(5,735)

Loss attributable to :
Owners of the Parent Company	(3,109,200)	(299,713)	(4,377)
Non-Controlling interest	(16,733)	(12,031)	(176)
Loss for the period	(3,125,933)	(311,744)	(4,553)

Total comprehensive loss attributable to :
Owners of the Parent Company	(3,127,827)	(380,641)	(5,560)
Non-Controlling interest	(16,869)	(12,034)	(175)
Total comprehensive loss for the period	(3,144,696)	(392,675)	(5,735)

Loss per share
Basic	(91.86)	(8.41)	(0.12)
Diluted	(91.86)	(8.56)	(0.13)

Weighted average no. of shares
Basic	33,847,631	35,657,319	35,657,319
Diluted	33,847,631	36,399,721	36,399,721

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2018

(Amounts in thousands, except per share data and number of shares)

	March 31, 2018	June 30, 2018
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	241,694	227,467	3,323
Intangible assets and goodwill	2,225,263	2,239,252	32,709
Prepayments and other assets	11,238	9,631	141
Other financial assets	62,259	58,067	848
Term deposits	6,187	-	-
Other non financial assets	116,939	188,604	2,755
Deferred tax asset	102,649	113,568	1,659
Total non-current assets	2,766,229	2,836,589	41,435

Current assets
Inventories	23,175	10,297	150
Trade and other receivables	4,008,871	4,421,057	64,579
Prepayments and other assets	977,822	980,799	14,327
Income tax recoverable	321,893	379,300	5,540
Other current financial assets	47,767	46,299	676
Other non financial assets	-	649	9
Term deposits	1,005,957	873,164	12,754
Cash and cash equivalents	2,465,073	5,016,645	73,279
Total current assets	8,850,558	11,728,210	171,314
Total assets	11,616,787	14,564,799	212,749

Equity and liabilities
Equity
Share capital	638	710	10
Share premium	14,962,615	18,602,258	271,724
Treasury shares	(30,084)	(24,012)	(351)
Other capital reserve	832,964	950,237	13,880
Accumulated deficit	(16,002,266)	(16,345,879)	(238,765)
Foreign currency translation reserve	11,215	(69,280)	(1,012)
Total equity attributable to equity holders of the Company	(224,918)	3,114,034	45,486
Total non-controlling interest	(361)	(6,353)	(93)
Total equity	(225,279)	3,107,681	45,393

Non-current liabilities
Borrowings	359,969	247,246	3,612
Deferred tax liability	44,460	43,286	632
Employee benefits	73,322	73,403	1,072
Deferred revenue	599,612	196,160	2,865
Other financial liabilities	84	32	-
Other non-financial liability	5,815	5,066	74
Total non-current liabilities	1,083,262	565,193	8,255

Current liabilities
Borrowings	491,860	890,284	13,004
Trade and other payables	5,049,630	4,993,442	72,940
Employee benefits	81,311	87,484	1,278
Deferred revenue	871,098	1,044,973	15,264
Other taxes payable	-	-	-
Income taxes payable	2,755	2,061	30
Other financial liabilities	3,016,203	2,639,246	38,552
Other current liabilities	1,245,947	1,234,435	18,033
Total current liabilities	10,758,804	10,891,925	159,101
Total liabilities	11,842,066	11,457,118	167,356
Total equity and liabilities	11,616,787	14,564,799	212,749

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2018

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

Loss for the period	-	-	-	(299,713)	-	-	(299,713)	(12,031)	(311,744)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	(80,431)	(80,431)	-	(80,431)
Remeasurement loss on defined benefit plan	-	-	-	(496)	-	-	(496)	(4)	(500)
Total other comprehensive loss	-	-	-	(496)	-	(80,431)	(80,927)	(4)	(80,931)

Total comprehensive loss	-	-	-	(300,209)	-	(80,431)	(380,640)	(12,035)	(392,675)

Share based payments	-	-	-	749	165,440	-	166,189	-	166,189
Exercise of options	1	42,210	6,072	-	(48,167)	(64)	52	-	52
Issuance of shares	71	3,667,843	-	-	-	-	3,667,914	-	3,667,914
Cost of issuance of shares	-	(70,410)	-	-	-	-	(70,410)	-	(70,410)
Transactions with non controlling interest	-	-	-	(6,043)	-	-	(6,043)	6,043	-
Adjustment on adoption of IFRS 15	-	-	-	(38,110)	-	-	(38,110)	-	(38,110)
Total contribution by owners	72	3,639,643	6,072	(43,404)	117,273	(64)	3,719,592	6,043	3,725,635

Balance as at June 30, 2018	710	18,602,258	(24,012)	(16,345,879)	950,237	(69,280)	3,114,034	(6,353)	3,107,681

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2018

(Amounts in thousands, except per share data and number of shares)

	Three months ended June 30,
	2017	2018
	INR	INR	USD
Loss before taxes	(3,113,370)	(310,697)	(4,538)
Adjustment for non-cash items	2,471,125	(149,568)	(2,185)
Change in working capital	259,969	(890,787)	(13,012)
Net cash used in operating activities	(382,276)	(1,351,052)	(19,735)
Net cash generated from investing activities	171,554	73,903	1,080
Net cash (used in)/ generated from financing activities	(5,066)	3,478,356	50,809
Net (decrease)/ increase in cash and cash equivalents	(215,788)	2,201,207	32,154
Cash and cash equivalents at the beginning of the period	1,532,629	2,465,073	36,007
Effect of exchange differences on cash and cash equivalents	(6,620)	(34,529)	(504)
Cash and cash equivalents at the end of the period	1,310,221	4,631,751	67,657